

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

February 1, 2006

Franklin Myers
Cooper Cameron Corporation
1333 West Loop South
Suite 1700
Houston, Texas  77027

> **Re:** **Cooper Cameron Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Filed February 25, 2005**
> **Form 8-K**
> **Filed June 3, 2005**
> **File No. 001-13884**

Dear Mr. Myers:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

April Sifford
Branch Chief

cc:    Mr. Ryan Milne